Sorisole Acquisition Corp.
                        2600 Michelson Drive, Suite 490,
                            Irvine, California 92612




February 22, 2000

The Board of Directors
Sorisole Acquisition Corp.

Gentlemen:

     I hereby tender my resignation as director, chairman of the board, chief executive officer, chief financial officer and president of the Corporation effective immediately.

Cordially,

/s/ Danilo Cacciamatta

Danilo Cacciamatta